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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

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                                    Form 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of February, 2003

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                       THE BANK OF TOKYO-MITSUBISHI, LTD.
                 (Translation of registrant's name into English)

           7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8388, Japan
                    (Address of principal executive offices)

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             [Indicate by check mark whether the registrant files or
          will file annual reports under cover Form 20-F or Form 40-F.]

                             Form 20-F X   Form 40-F
                                      ---            ---

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2( b ) under the Securities Exchange Act of 1934.]

                                    Yes     No X
                                       ---    ---

     This report on Form 6-K is hereby incorporated by reference into the prospectus constituting part of the registration statement on Form F-3 of The Bank of Tokyo-Mitsubishi, Ltd. (No. 333-11072.)

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            THE BANK OF TOKYO-MITSUBISHI, LTD.



Date: February 25, 2003                    By   /s/ Junichirou Otsuda
                                               -------------------------------
                                                Junichirou Otsuda
                                                Chief Manager
                                                General Affairs Office


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                                          Mitsubishi Tokyo Financial Group, Inc.

              Formal Dissolution of The Diamond Mortgage Co., Ltd.

Tokyo, February 25, 2003 --- Mitsubishi Tokyo Financial Group, Inc. (MTFG;
President: Shigemitsu Miki) announced today that The Bank of Tokyo-Mitsubishi, Ltd. (BTM), a member bank of MTFG, has formally decided to dissolve The Diamond Mortgage Co, Ltd. (DMC) on February 28, 2003. The planned dissolution of DMC, a consolidated subsidiary of BTM, was originally announced on September 24, 2002. Credit provided by BTM to DMC may eventually not be repaid due to this event.

1. Outline of DMC

   (1) Address:   1-8, Nihonbashi 3-chome, Chuo-ku, Tokyo
   (2) President: Shoichi Fukui
   (3) Capital:   Japanese yen 6,865 million
   (4) Business:  Mortgage securities business

2. Event and date of occurrence

   BTM has formally decided that its consolidated subsidiary DMC will be dissolved as of February 28, 2003.

3. Outstanding credit balance to DMC

   BTM: Japanese yen 42,800 million

4. Influence on MTFG's business forecast

   This event is not expected to have any material effect on MTFG's previously announced business forecast for the current fiscal year.

                                      * * *

For further information, please contact:
   Masahiko Tsutsumi, Chief Manager, Public Relations Office
   Tel. No. 81-3-3240-8136